NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

$350,000 PRIVATE PLACEMENT WITH SIDEX LP

TSX Venture Exchange Lis
Trading Symbol – NVE
Website – http://www.nov



S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

April 1, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces that the Company has arranged, subject to regulatory approval, a private placement with SIDEX LP of Montreal, Quebec for $350,000 through the issuance of 1,000,000 units at a price of $0.35 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.40 per share in years one and two and $0.60 in years three through five. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

The funds will be allocated to a Raglan Airborne Geophysical Survey which will be the first phase of the 2003 exploration program planned for the Company's extensive 161,500 acre Raglan Ni-Cu-PGM-Co Project in northern Quebec. The Company has budgeted to undertake a aggressive $3.2 million exploration program at Raglan for 2003 which would include approximately 6000 line kilometers of airborne geophysics, extensive ground geophysics over existing and newly identified targets, mapping and ground prospecting, and 20,000 feet of diamond drilling.

SIDEX LP is an investment fund established by the Government of Quebec and the Solidarity Fund QFL. The mission of SIDEX is to invest in companies engaged in mineral exploration in Quebec in order to: 1) diversify Quebec's mineral base by promoting exploration for minerals with attractive market potential, 2) stimulate investments in exploration in existing mining districts that show strong potential for diversification, and 3) open new territories to exploration and investment where potential for discovery is significant. SIDEX looks at investing in exploration projects offering both the likelihood for diversification and a strong potential for discovery.

Novawest Raglan Assemblage now encompasses approximately 161,500 acres covering the Upper Raglan, Main Raglan and lower South/Delta trends. Maps of the Raglan camp and the total magnetic survey of the Raglan camp are available for viewing on Novawest's website. NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.



"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.